

SEC, Washington Exemption File No. 82-5079

Press release



15 September 2003

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44



Ulf Spång leaves Skandia

Ulf Spång, Senior Executive Vice President of Skandia, today announced his intention to leave Skandia, now that Prudential Financial, Inc. (US) has fulfilled the final terms of the agreement on the acquisition of American Skandia and paid the remaining part of the purchase price to Skandia.

Commenting on his decision, Ulf Spång said:

> "I have worked for Skandia for just over six years, and when I announced my wish over a year ago to wind up my involvement in the company, I was asked to first take responsibility for and execute an ownership change for American Skandia. The final terms of that transaction were fulfilled last Tuesday.
>
> "I have completed the assignment I took on and expect to be able to conclude my other duties and commitments at Skandia during my term of notice."

Skandia's CEO, Leif Victorin commented:

> "Ulf has protected and safeguarded substantial value for Skandia's shareholders and customers through his efforts in connection with the sale of American Skandia. As Ulf has now also given us an opportunity to pass on the baton in a smooth and positive manner, we can only thank him for a job well done and respect his original intention to leave us now."

Ulf Spång joined Skandia in 1997. From 1997–2001 he served as Executive Vice President and Chief Financial Officer. He was named Senior Executive Vice President and head of the Europe Division in 2002. Since autumn 2002, in his capacity as Chairman of American Skandia, Ulf Spång has focused on the future structure and ownership of that unit. Ulf Spång is also Chairman of the subsidiaries SkandiaBanken and Skandia Life (UK). He will gradually wind up these and his other responsibilities at Skandia.

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